FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of   March   2008

Commission File Number            0-16174

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          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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For Immediate Release

Teva Provides update on Glatiramer Acetate 40mg for Amyotrophic Lateral Sclerosis (ALS)

GA 40 mg was safe and well tolerated in ALS patients; however, study did not meet primary end point

Jerusalem, Israel, March 13, 2008 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today announced final results from the global phase II GoALS trial.  The study was designed to assess the safety, tolerability and efficacy of glatiramer acetate (GA) 40 mg, given once daily as a subcutaneous injection, in reducing disease-related functional deterioration in Amyotrophic Lateral Sclerosis (ALS) patients. Results show that GA 40mg was safe and well-tolerated in ALS patients; however, the study's primary and secondary endpoints were not met.

"Despite our hopes and desires, similar to other drug candidates for the treatment of ALS, GA 40 mg did not prove beneficial for ALS patients but was shown to be safe and well tolerated," said Professor Vincent Meininger from Hopital de la Salpetriere, Paris, France, and principal investigator of the study, "The academic community caring for  ALS patients, is very pleased with Teva's commitment to continue developing innovative treatment options such as Talampanel for such a devastating disease".

About the study

The multinational, multicenter, randomized, double-blind, placebo-controlled, parallel-group, Phase II study was conducted in 13 centers located in Israel, Belgium, France, Germany, Italy and the United Kingdom and included 366 patients with ALS. Patients received either GA 40 mg or placebo as a subcutaneous injection and continued treatment for 52 weeks. The primary outcome measure was change in ALS ALSFRS-R score. The secondary outcome measure was increased survival. The study results show that GA 40mg is not effective in the treatment of ALS; however, the drug was safe and very well tolerated.

About Glatiramer Acetate

Glatiramer acetate is indicated for the reduction of the frequency of relapses in relapsing-remitting multiple sclerosis (RRMS).

About Amyotrophic Lateral Sclerosis (ALS)

ALS, also known as "Lou Gehrig's disease", is a degenerative motor neuron disease that leads to paralysis and ultimately, to death, usually within 3-5 years from disease onset.  The cause of death is most often due to respiratory failure. Progressive symptoms of the disease include muscle weakness in limbs, muscle twitching (fasciculation) and cramping, speech impediments, difficulty swallowing and respiratory impairment. Over 10,000 people in the U.S. and Europe are diagnosed with ALS each year. It is estimated that at least 50,000 people worldwide have the disease at any given time.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company.  The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products.  Over 80 percent of Teva`s sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: Teva's ability to rapidly integrate CoGenesys' operations with its own operations, the diversion of management time on merger-related issues, and Teva and CoGenesys' ability to successfully develop and commercialize biopharmaceutical products, Teva's ability to accurately predict future market conditions, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra®, Neurontin®, Lotrel® Famvir®, and Protonix®, Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva's ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: March 13 , 2008

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